
SEC MAIL
RECEIVED
DEC 3 1 2003
WASH, D.C.
155
SECTION



03051555

TES
GE COMMISSION
.. 20549

VF 1-30-04

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 32233

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-1-02 (MM/DD/YY) AND ENDING 9-30-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Craig + Associates Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 - 5TH AVE, SUITE 1800
(No. and Street)

SEATTLE (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY CRAIG 206-405-3255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JACK W. BROWN INC. P.C.
(Name – *if individual, state last, first, middle name*)

419 OCCIDENTAL AVE. S. SUITE 600 SEATTLE, WA 98104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 04 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, GARY CRAIG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRAIG + ASSOCIATES, as of 12/22, 20 003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN C. TATE
STATE OF WASHINGTON
NOTARY --o-- PUBLIC
MY COMMISSION EXPIRES 12-10-05

Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NET CAPITAL REQUIREMENT:

Pursuant to Rule 15c3-1(a)(2) under the Securities Exchange Act of 1934, the Company has a $5,000 net capital requirement. For the year ended September 30, 2003, the Company's net capital balance was $54,268.

CRAIG & COMPANY, INC.
COMPUTATION of NET CAPITAL Under SEC. RULE 15c3-1

Net Capital per audited Financial Statements, September 30, 2003	$ 139,949
Less Non-Allowable Assets	(79,523)
Less haircut	(6,158)
Net Capital, September 30, 2003	$ 54,268

See the Reconciliation of Audited and Unaudited Computation of Net Capital on the following page.

CRAIG & COMPANY, INC.
RECONCILIATION of AUDITED & UNAUDITED COMPUTATION of NET CAPITAL

Differences	Unaudited Form X-17A-5 Part II Prepared by Craig & Associates Filed on 10/15/03	Audited Form X17A Part IIA	Differences
Page 10			
Line 10	$ 54,428	$ 54,268	($ 160)

Explanations

Line 17	Understated business taxes payable	($ 160)